**Exhibit 99**

# P R E S S   R E L E A S E

**FOR ADDITIONAL INFORMATION:**
**Contact Christy Coulston,**
**Vice President & Marketing Director**
**(707) 935-3200**

## SONOMA VALLEY BANCORP ANNOUNCES MANAGEMENT CHANGES IN THE SONOMA VALLEY BANK SUBSIDIARY

**SONOMA, California, January 17, 2008**– Sonoma Valley Bancorp Board Chairman Bob Nicholas reported leadership changes in the wholly owned subsidiary of the holding company, Sonoma Valley Bank in accordance with the company's strategic plan for management succession.  Mel Switzer, Jr. has been named Chairman of the Board of Sonoma Valley Bank and will continue as Chief Executive Officer of the Bank until his planned retirement in 2009.

Sean Cutting has been named President, Chief Lending Officer and Chief Administrative Officer of Sonoma Valley Bank and will serve on the Sonoma Valley Bank Board of Directors.

Switzer joined Sonoma Valley Bank in 1990 as President and Chief Executive Officer and, with his team, has guided the Bank to become one of the top performing financial institutions in northern California.  Under his leadership the Bank has achieved the Super Premier Performance rating of the Findley Reporting Group for 15 years and was awarded Findley's "Best of the Best" commendation for sustained outstanding performance in 2006. The Bank was also chosen by the Sonoma Valley Chamber of Commerce as "Business of the Year in 2005-2006."

Cutting attended local Sonoma Valley schools and graduated from UCLA in 1991. He was an Investment Consultant with Citicorp Investment Services and Liberty Financial Companies before earning his MBA from the Marshall School of Business at USC in 1997.  He then worked for several international banks, including Bank of Montreal in Los Angeles and ABN AMRO in San Francisco. Cutting joined the lending group of Sonoma Valley Bank as Vice President in 2002, and in 2006 was named Executive Vice President& Chief Lending Officer, overseeing the lending group and all lending operations for the Bank.

Sonoma Valley Bancorp shares are listed on the OTC Bulletin Board (OTCBB) and the stock symbol is **SBNK.**

*This press release may contain forward-looking statements, which are not historical facts, but which management believes are a benefit to shareholders.  These forward looking statements may include management's expectations regarding future events and performance of its subsidiary, Sonoma Valley Bank, including such items as operating efficiencies, projected growth in loans and deposits, future operating results and forecasts, net interest margin, strength of the local economy where Sonoma Valley Bank principally operates, and federal fiscal policies. Future events are difficult to predict and such forward-looking statements contained in this press release which are not historical facts are subject to risks and uncertainties that could cause actual results to differ materially and adversely from those expressed, including, but not limited to, certain changes in the local economy, changes in interest rates and federal fiscal policies, and changes in competition.  In addition, the Company discusses certain other risks and uncertainties related to its operations in its reports filed with the Securities and Exchange Commission, which risks and discussion should be read in conjunction with this press release.  The Company assumes no obligation to publicly revise forward-looking statements to reflect subsequent events or changed circumstances.*